

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 17, 2018

Via E-mail
Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2018**
> **Filed March 22, 2018**
> **Form 10-K for the Fiscal Year Ended January 29, 2017**
> **Filed March 23, 2017**
> **File No. 001-06395**

Dear Mr. Chukwu:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Kevin J. Kuhar

                            Kevin J. Kuhar
                            Accounting Branch Chief
                            Office of Electronics and Machinery